

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2012

Via E-mail
Robert J. Enck
President and Chief Executive Officer of Equinox Fund Management LLC
The Frontier Fund
1775 Sherman Street
Suite 2500
Denver, Colorado 80203

     Re: The Frontier Fund
               Form 10-K
               Filed March 28, 2011
               File No. 000-51274

Dear Mr. Enck:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Cicely LaMothe

                    Cicely LaMothe
                    Senior Assistant Chief Accountant